ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Announces Preliminary 2013 Third Quarter Results

Quarterly Revenues Expected to be approximately $23.2 Million;

Number of Cloud-based customers has increased 100% during the first nine months compared to the same period last year

Burlington, MA, October 9, 2013 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced that it anticipates revenues for the third quarter ended September 30, 2013 will be approximately $23.2 million.

Based on preliminary estimates of operating costs, a net loss is anticipated for the quarter ended September 30, 2013 of approximately $3.7 million, or a loss of $0.11 per share. Non-GAAP net loss is expected to be about $3.5 million, or a loss of $0.10 per share (Non-GAAP net income excludes amortization of intangible assets expenses of about $50,000, share-based compensation expenses of about $740,000, and tax benefit of about $570,000 in the third quarter of 2013).

The Company estimates that its cash, cash-equivalents, short and long-term investments were approximately $55.5 million as of September 30, 2013.

“We continue to see a growing trend of large enterprise and mid-market customers selecting our cloud optimization solutions, and we welcome this transition”, said Dr. Moshe BenBassat, ClickSoftware’s Founder and CEO. “In the short-term, our quarterly results have been impacted due to lower up-front license fees and a smaller initial deployment size, a natural occurrence when shifting to the cloud. Overall the number of new cloud-based customers we signed in the first nine months of 2013 increased by 100% year over year. Among our new cloud customers in the third quarter were a division of one of the world's largest suppliers of high value and complex equipment, and two large utility companies. Over the long-term, the fact that we continue to sign a greater number of deals on an absolute basis will be reflected with a significantly increased recurring revenue stream.”

“While demand from large customers for cloud-based solutions is increasing, there is still considerable demand for our classic on-premise solutions. Overall the number of new on-premise customers we signed in the first nine months of 2013 also increased considerably by 62% compared to last year. Our ability to compete in both the cloud and on-premise markets, having the industry’s most dynamic and scalable offering, provides our customers with a solution that is highly differentiated from that of any of our competitors,” concluded Dr. BenBassat.

The above assessment for the third quarter of 2013 is based on the Company’s initial analysis and is subject to change as additional financial information becomes available. ClickSoftware will release its third quarter financial results and will provide an update regarding its annual guidance on Wednesday, October 23, 2013, during pre-market hours. A press release announcing dial-in and webcasting details for the related conference call will be issued in advance.

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the "Service chain optimization" and "The real-time service enterprise" concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter, the content of which is not incorporated herein by reference.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, the content of which is not incorporated herein by reference, please visit Apple’s App Store to download on your iPhone and iPad, or Google Play for your Android mobile device.

Use of Non-GAAP Financial Results

In addition to disclosing preliminary estimates of our financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), this press release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding our expected revenues, net loss, net loss per share and cash, cash equivalents, short and long-term investments for and as of the end of the third quarter of 2013, and future trends in SaaS cloud-based revenues and roll-outs. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, customer needs and anticipated orders, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.